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                                                                    Exhibit 12.1

                           USFREIGHTWAYS CORPORATION
                     RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (Dollars in Thousands)



                                                      Years Ended December 31,
                                  ---------------------------------------------------------

                                    1995        1996        1997         1998        1999
                                  -------     -------     --------     -------     -------
Earnings before taxes/(2)/         58,488      58,979       97,495     121,494     175,580

Plus interest expense               8,884      12,144        8,461       8,784      14,003
Plus rental expense                 6,601       6,798        7,287       7,531       9,888
Less capitalized interest               0           0            0           0           0
Less undistributed income               0           0            0           0           0
                                  -------     -------     --------     -------     -------

Adjusted earnings income
  before taxes                     73,973      77,921      113,243     137,809     199,471


Fixed charges:

Interest expense                      8,884    12,144        8,461       8,784      14,003
Capitalized interest expense              0         0            0           0           0
Rental expense                        6,601     6,798        7,287       7,531       9,888

Total fixed charges                  15,485    18,942       15,748      16,315      23,891
                                  ---------   -------     --------     -------     -------
Ratio of earnings to
  fixed charges                         4.8       4.1            7         8.4         8.3
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(1)  For the purpose of calculating the ratio, earnings have been calculated by adding fixed charges to income before income taxes, and by deducting therefrom interest capitalized during the period and USFreightways Corporation's share of the undistributed income in less-than-fifty-percent-owned affiliates; and fixed charges comprise total interest, including capitalized interest, and the portion of rental expense representative of the interest factor.

(2)  Before a one-time restructuring of $4,050 in 1996.

(3) Rental expense is one-third of total expense or the proportion deemed representative of the interest factor.